Exhibit 99.1

Jeffs’ Brands to Sell Approximately 7% of Fort Technology’s Outstanding Shares Reflecting up to CAD $20 million Valuation for Fort Technology

As part of its strategic shift, Company is divesting retail assets to focus on homeland security and advanced technologies

Tel Aviv, Israel, Dec. 26, 2025 (GLOBE NEWSWIRE) -- Jeffs' Brands Ltd (“Jeffs’ Brands” or the “Company”) (Nasdaq: JFBR, JFBRW), a data-driven e-commerce company strategically pivoting into homeland security, today announced that on December 18, 2025, it entered into a share transfer agreement with an institutional investors,  to sell and transfer 1,428,571 common shares of Fort Technology Inc. (TSXV: FORT) (“Fort”), for a total consideration of CAD $928,571 (approximately CAD $0.65 per share). The shares represent approximately 10% of Jeffs’ Brands holdings in Fort and approximately 7.4% of Fort’s outstanding shares. The sale represents a valuation of CAD $12.5 million, and up to CAD $20 million on a fully diluted basis for Fort.

Jeffs’ Brands currently holds a 73.93% equity stake in Fort, following a July 2025 acquisition transaction of Fort. Following the sale, Company will continue to hold a majority interest in Fort.

The closing of the sale is expected to occur within seven days following the execution of the agreement, subject to customary closing conditions.

This transaction represents a partial divestment of the Company’s holdings in its majority-owned subsidiary and is expected to provide additional liquidity as the Company continues to execute its strategy to focus on homeland security and advance technologies.

About Jeffs’ Brands

Jeffs’ Brands is a data-driven company with e-commerce activities operating on the Amazon Marketplace and that has recently expanded into the global homeland security sector through its wholly-owned subsidiary, KeepZone AI Inc. Following a definitive distribution agreement with Scanary Ltd., entered into in December 2025. Jeffs’ Brands aims to deliver comprehensive, multi-layered security ecosystems for critical infrastructure worldwide, capitalizing on the homeland security market’s significant growth potential while leveraging its expertise in data-driven operations.

For more information on Jeffs’ Brands visit https://jeffsbrands.com.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe the Company’s future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, the Company is using forward-looking statements when discussing the anticipated closing date and completion of the sale, the expected benefits of the partial divestment of the Company’s retail assets, the anticipated provision of additional liquidity, and the Company’s strategy and future focus on homeland security and advanced technologies. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of the Company’s control. The Company’s actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause the Company’s actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: the Company’s ability to adapt to significant future alterations in Amazon’s policies; the Company’s ability to sell its existing products and grow the Company’s brands and product offerings; the Company’s ability to meet its expectations regarding the revenue growth and the demand for e-commerce; the overall global economic environment; the impact of competition and new e-commerce technologies; general market, political and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; the impact of possible changes in Amazon’s policies and terms of use; the impact of the conditions in Israel; and the other risks and uncertainties described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the U.S. Securities and Exchange Commission (“SEC”), on March 31, 2025, and the Company’s other filings with the SEC. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations Contact:

Michal Efraty
Adi and Michal PR- IR
Investor Relations, Israel
michal@efraty.com